EXHIBIT 99.1

Hydrogenics Wins Two Hydrogen Fueling Stations in California and the United Kingdom

A Total of Nine Stations Awarded in 2014

MISSISSAUGA, Ontario, Dec. 22, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based fuel cell power modules, today announced that it has been awarded contracts to supply two 700 bar hydrogen fueling stations -- one by Ontario CNG in California and another by Aberdeen City, Scotland. These wins bring to nine the total number of hydrogen station contracts secured during 2014, the vast majority of which will be shipped and recognized as revenue in 2015.

"This has truly been a banner year for Hydrogenics in terms of fueling station awards, which point to the growing demand for fuel-cell powered vehicles worldwide and further strengthens our business outlook heading into 2015," said Daryl Wilson, CEO of Hydrogenics. "We are excited to join efforts with station owner Ontario CNG to deploy equipment in southern California and also provide a complete fueling station to Aberdeen City, Scotland. Both California and the UK are important markets for Hydrogenics, and they are clearly taking the lead in embracing a zero-emission hydrogen-based infrastructure. Hydrogenics is now involved in the building and servicing of over 10 fueling stations in California and 45 stations worldwide, and these latest awards demonstrate that we have the right technology and expertise to continue being a leader in this market as it gathers momentum in the years to come."

In California, Hydrogenics partnered with station owner Ontario CNG, which was awarded a contract by the California Energy Commission to supply hydrogen fueling capability at an existing "76" fuel and electric charging location. The station will produce hydrogen without any carbon footprint by using Hydrogenics' electrolyzer and certified renewable electricity.

In the United Kingdom, Hydrogenics was awarded a contract to supply a turnkey 350/700 bar hydrogen fueling station by Aberdeen City, in Scotland. The station is part of the Aberdeen City Hydrogen Energy Storage (ACHES) project and also includes a HyPM®10 kW fuel cell. Up to 130 kilograms of hydrogen per day will be produced on-site using the Company's HySTAT™ electrolyzer; Hydrogenics is also under contract to maintain the equipment for the first four years of operation.

The UK ACHES project was partly funded by the European Regional Development Fund and the INTERREG North Sea Region Programme, with matched funding provided by Aberdeen City Council. The City of Aberdeen has put in place an "H2 Aberdeen" initiative which aims to bolster a hydrogen economy and stimulate innovative projects to position the area as a center of excellence for hydrogen technology.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com